PRESS RELEASE

GOLDCORP INVESTS IN GUYANA GOLDFIELDS INC.

Toronto, June 24, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) announces today that it has purchased (as part of a brokered private placement) 700,000 units of Guyana Goldfields Inc. (GUY:TSX) ("Guyana") at a price of CDN$1.50 per unit. Each unit consists of one common share and one-half of one common share purchase warrant providing the right to purchase one common share at a price of CDN$2.00 per share for a period of eighteen (18) months (this exercise period could be reduced in certain circumstances).

Upon closing of this transaction Goldcorp will own 8.77% of the outstanding shares of Guyana. Assuming Goldcorp exercises all of its warrants the Company will own 11.56% of Guyana on a partially diluted basis. These units were purchased for investment purposes.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!
For further information, please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com